As filed with the Securities and Exchange Commission on December 13, 2006

Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WINDSWEPT ENVIRONMENTAL GROUP, INC.
(Exact Name of registrant as specified in its charter)

Delaware	4955	11-2844247
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

100 Sweeneydale Avenue
Bay Shore, New York 11706
(631) 434-1300
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Michael O’Reilly
President and Chief Executive Officer
100 Sweeneydale Avenue
Bay Shore, New York 11706
(631) 434-1300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With a copy to:

Gary T. Moomjian, Esq.
Moomjian, Waite, Wactlar & Coleman, LLP
100 Jericho Quadrangle
Suite 225
Jericho, New York 11753
Telephone: (516) 937-5900

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered (2)	Proposed Maximum Offering Price Per Unit (3)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee
Common stock, par value $0.0001 per share (1)	5,395,061	$.085	458,580	$49

(1)
The number of shares being registered represents shares issuable in connection with a secured convertible term note due June 30, 2009 having a conversion price of $.09 per share and/or shares that may be issued, in lieu of cash, in payment of principal and interest on the note.

(2)
Pursuant to Rule 416 of the General Rules and Regulations under the Securities Act of 1933, this registration statement also registers a currently indeterminate number of additional shares of our common stock that may be issued as a result of stock splits, stock dividends and similar events that result in stockholders, including the selling stockholder, holding additional shares of common stock or having the right to receive additional shares of common stock.

(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED DECEMBER 13, 2006

5,395,061 Shares of Common Stock

WINDSWEPT ENVIRONMENTAL GROUP, INC.

The shares of common stock of Windswept covered by this prospectus may be sold from time to time by Laurus Master Fund, Ltd., the selling stockholder. This prospectus relates to up to 5,395,061 shares of common stock of Windswept which are issuable upon conversion of the principal and interest of a secured convertible term note due June 30, 2009 issued to the selling stockholder having a conversion rate of $.09 per share, subject to adjustment, and/or shares that may be issued, in lieu of cash, in payment of principal and interest on a note.

We will not receive any of the proceeds from the sale of our common stock by the selling stockholder.

Our common stock is quoted on Over-the-Counter Bulletin Board under the symbol “WEGI.OB”.

The shares of common stock covered by this prospectus may be sold through broker-dealers or in privately negotiated transactions in which commissions and other fees may be charged. These fees, if any, will be paid by the selling stockholder. We will not be paying any underwriting discounts or commissions in this offering. We have no agreement with any broker-dealer with respect to these shares, and we are unable to estimate the commissions that may be paid in any given transaction. For a more complete description of the methods of distribution that the selling stockholder may use, see “Plan of Distribution” beginning on page 21.

On December 12, 2006, the closing sale price of our common stock on the Over-the-Counter Bulletin Board was $.0801 per share. You should obtain a current market price quotation before you buy any of the offered shares.

You should read this prospectus carefully before you invest in our common stock offered hereby.

The securities offered by this prospectus involve a high degree of risk. You should carefully consider the factors described under the heading “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________, 2006.

You should rely only on the information contained in this prospectus or to which we have referred you. We and the selling stockholder have not authorized any other person to provide you with information or representations. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

In this prospectus, when we refer to Windswept Environmental Group, Inc. and our subsidiaries, we use the terms “Windswept,” “we,” “our” and “us” when we do not need to distinguish among these entities or their predecessors or when any distinction is clear from the context.

PROSPECTUS SUMMARY

You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes incorporated by reference herein.

Our Business

General

We, through our wholly-owned subsidiaries, Trade-Winds Environmental Restoration Inc. and North Atlantic Laboratories, Inc., provide a full array of emergency response, remediation and disaster restoration services to a broad range of clients. We have expertise in the areas of:

•	hazardous materials remediation;

•	microbial remediation, including halting mold, mildew and bacterial growth;

•	testing, including the gauging and monitoring of moisture and humidity levels;

•	toxicology;

•	training, including providing project management and expert consultation to our customers;

•	wetlands restoration;

•	wildlife and natural resources rehabilitation;

•	asbestos and lead abatement;

•	technical advisory services; and

•	restoration and site renovation services, including:

•	on-location blast freezing;

•	off-site freeze drying to restore documents;

•	dehumidification services; and

•	drying and restoration of structures, furnishings and equipment.

Our revenues are primarily derived from projects for which we work on a time and materials basis. Since most of our projects consist of emergency or disaster responses, which do not permit a definitive prior assessment of the full scope of work entailed and require immediate attention in order to mitigate loss and maximize recovery, most of our projects are performed on a time and materials basis. Under our time and materials contracts, we charge our customers for labor, equipment usage, allocated overhead and a markup relating thereto.

With the exception of our efforts relating to Hurricanes Katrina and Wilma during fiscal 2006, we have principally marketed our services in the northeastern United States. We obtain our business through client referrals, cross-selling of services to existing clients, sponsorship of training and development programs, professional referrals, including from insurance companies, architectural and engineering firms and construction management firms for whom we have provided services, competitive bidding and/or advertising. We have endeavored to stimulate internal growth by expanding services to our existing customer base and by marketing ourselves to prospective customers as a multiple-service company with immediate response capabilities. In our marketing efforts, we emphasize our experience, industry knowledge, safety record, reputation and competitive bidding.

We believe that we have assembled the resources, including key environmental professionals, construction managers, and specialized equipment to become a leader in the expanding worldwide emergency services market. We further believe that few competitors provide the diverse range of services that we provide on an emergency response basis. We believe that our breadth of services and our emergency response capability have positioned us for rapid growth in this expanding market. In the New York metropolitan area, we believe that we are able to perform all the tasks necessary to rapidly restore a property to pre-loss conditions, thus minimizing dislocation, downtime and business interruption. In other geographic areas, we perform all of these services except reconstruction.

In order to address the needs of our customers, both commercial and residential, we have dedicated ourselves toward the strategic integration of all of our services in an effort to provide immediate remedial responses to a wide variety of natural and man-made disasters, including hurricanes, floods, fire, smoke, wind, oil and chemical spills, biological hazards, explosions and radiological releases. We are capable of responding in this manner by virtue of our 24-hour call center and teams of diversely skilled and trained responders. In addition, we have an extensive array of equipment available to these responders on a 24-hour basis, and this equipment enables our responders to assess and control damage, safeguard structures, remediate damage and restore property, irrespective of the type of emergency, with minimized down time. We also provide our own turn-key remediation services for all kinds of property damage or hazardous waste contamination, which enhances our ability to respond to emergencies by virtue of avoiding the delays associated with sub-contracting these specific services. When responding to emergencies, we generally:

•	secure the site and implement loss prevention measures;

•	determine priorities;

•	work closely with property owners to formulate remediation and restoration plans that facilitate normal operations as much as possible;

•	develop a project schedule and cost estimate;

•	assemble project teams;

•	deploy necessary equipment and personnel; and

•	implement remediation and restoration measures.

We have agreed to become the on-call responder for a growing number of prospective commercial customers, including one insurance company, that have entered into emergency response arrangements with us. Pursuant to these arrangements, we have agreed to provide priority service to these parties to the extent they select us as their provider, which they are not obligated to do by the terms of their arrangements. We believe that these arrangements facilitate our responsiveness and efficiency when we are engaged by such customers because as part of this process we:

•	gain knowledge of such prospective customers’ businesses and likely needs;

•	become familiar with such prospective customers’ site plans and logistics, such as road access, water and electrical supply, building layout and potential hazards; and

•	centralize communications between us and such prospective customers’ representatives.

Company Background

We were incorporated under the laws of the state of Delaware on March 21, 1986 under the name International Bankcard Services Corporation. On March 19, 1997, we changed our name to our present name. Our principal executive offices are located at 100 Sweeneydale Avenue, Bay Shore, New York, 11706. Our telephone number is (631) 434-1300.

In December 1993, we acquired Trade-Winds, an asbestos abatement and lead remediation company. On February 24, 1997, we acquired North Atlantic, a certified environmental training, laboratory testing and consulting company.

In February 2004, we purchased certain assets of an environmental remediation business in Florida for $75,000. These assets included office equipment, a telephone account, telephone and facsimile numbers and the assumption of an office lease. These assets formed the core of our Florida office.

On June 30, 2005, we entered into a financing transaction with Laurus Master Fund, Ltd. pursuant to the terms of a securities purchase agreement, as amended, and related documents. Under the terms of the financing transaction, we issued to Laurus a secured convertible term note (the “Note”) in the principal amount of $5,000,000, a twenty-year option to purchase 30,395,179 shares of our common stock at a purchase price of $.0001 per share, and a seven-year common stock purchase warrant to purchase 13,750,000 shares of our common stock at a purchase price of $0.10 per share. After consummating the transaction on June 30, 2005, Laurus subsequently provided additional financing to us on the same terms and conditions in the aggregate principal amount of $2,350,000.

On September 29, 2006, we entered into an omnibus amendment with Laurus and amended and restated the Note. The omnibus amendment and Note improved for us certain terms of the original agreements between the parties and eliminated the authorized share deficiency that caused the necessity of applying derivative liability accounting. In connection with the omnibus amendment, we issued Laurus an option to purchase 11,145,000 shares of common stock at a nominal exercise price.

Concurrently with the Laurus financing on June 30, 2005, we also issued a variable interest rate secured promissory note in the principal amount of $500,000 to Spotless Plastics (USA), Inc., an affiliate of our previous majority stockholder and senior secured lender, bearing interest at LIBOR plus 1%. In addition, a portion of the proceeds from the Laurus financing were used to repay amounts, other then such $500,000 note, owing to Spotless.

The Offering

Issuer	Windswept Environmental Group, Inc.

Outstanding common stock before offering	33,901,215 (as of December 8, 2006)

Number of shares offered for resale	5,395,061 (1)

Outstanding common stock after offering	39,296,276 (assuming all offered shares are sold)

Use of Proceeds	We will not receive any proceeds from this offering.

Registration Rights
We have agreed to use all reasonable commercial efforts to keep the registration statement of which this prospectus forms a part effective and current until the date that all of the shares of common stock covered by this prospectus have been sold under the registration statement, have been sold pursuant to Rule 144 of the 1933 Securities Act, as amended, or may be freely traded without the effectiveness of such registration statement.

Trading	Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “WEGI.OB”.

Risk Factors	See “Risk Factors” and the other information in prospectus for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

(1)	Represents shares issuable upon conversion of, and/or in payment of principal and interest in shares by us on, the Note issued to Laurus.

RISK FACTORS

Before you invest in our common stock by purchasing shares from the selling stockholder named in this prospectus, you should be aware that there are various risks involved in investing in our common stock. We have described below all of the risks that we deem material to your investment decision. You should consider carefully these risk factors, together with all of the other information included in this prospectus.

Factors Affecting Future Operating Results

We have experienced significant operating losses, including recently, and may incur losses in the future.

Future losses could adversely effect the market value of our common stock. Although we generated net income of $53,066 in our fiscal year ended June 28, 2005, we incurred net losses of ($20,517,190), ($3,535,334) and ($469,004) in our fiscal years ended June 30, 2006, June 29, 2004 and July 1, 2003, respectively. In fiscal 2006, although we had operating income of $5,301,419, we incurred a mark-to-market loss on embedded derivative liabilities of $19,373,659 and non-cash interest charges of $4,733,847. As a result of the agreements we reached with Laurus on September 29, 2006, we no longer have to apply derivative accounting. For the three months ended September 30, 2006, we had a mark-to-market gain of $15,721,986, principally driven by the decrease in our common stock price, and on September 30, 2006 our additional paid in capital was increased by $6,539,023 to reflect the extinguishment of the embedded derivative liability. Despite the elimination of the derivative liability, our results from operations will still be adversely effected in future periods by significant interest expense charges resulting from the accounting for the Laurus financing, including direct interest expense on the Note, amortization of the discount on the Note and amortization of deferred financing costs. Further, due to the lack of hurricane related work in the fourth quarter of fiscal 2006 and to date in fiscal 2007, our revenues have been adversely affected, particularly in comparison to the immediately preceeding periods. For the quarters ended June 30, 2006 and September 30, 2006, we had revenues of $2,552,188 and $2,483,811, respectively, as compared to $3,000,793 and $5,164,339, respectively, in the comparable prior year periods. For the second and third quarters of fiscal 2006, we achieved revenues of $17,714,342 and $7,213,546, which are substantially in excess of the current revenue levels. For the first quarter of fiscal 2007, we had a loss from operations of $2,014,411. At September 30, 2006, we had stockholders’ equity of $3,933,258 and an accumulated deficit of $41,048,507. There can be no assurance that we will generate profits in the future.

We must repay at least $4 million of our outstanding senior secured debt to Laurus in cash, and if our common stock does not trade in sufficient volume at high enough prices, or if Laurus is not willing or able to sufficiently reduce its ownership of our common stock, Laurus would not be required to convert the convertible portion of our senior secured debt into shares of our common stock and we would be required to repay the otherwise convertible portion of our senior secured debt to Laurus in cash, which could adversely effect our cash flow and liquidity.

Under the terms of the Note, in the current principal amount of $5,942,175, we are required to make monthly payments on the first day of each month. Commencing July 1, 2006 and through December 31, 2006, we are obligated to make interest only payments, and commencing January 1, 2007, we are obligated to make payments to Laurus in the amount of $100,000, applied first to interest and then to principal. In the event that at any time we have a cash and cash equivalents balance in excess of $1,000,000, 50% of any cash received in excess of such amount is required to be used to pay down principal on the Note. The remaining unpaid principal balance is due on June 30, 2009. Laurus is required to convert such amounts into shares of our common stock up to a maximum aggregate dollar principal amount of $1,942,175 should all of the following conditions be satisfied:

•	the average closing price of our common stock for the five (5) trading days immediately prior to the first of each month is equal to or greater than $.10;

•
the amount of the payment then due is not an amount greater than thirty percent (30%) of the aggregate dollar trading volume of the common stock for the period of twenty-two (22) trading days immediately prior to the first day of the month for which payment is due;

•
the common stock so issuable has been registered under an effective registration statement under the Securities Act of 1933 or is otherwise covered by an exemption from registration for resale pursuant to Rule 144 of the Securities Act of 1933;

•	Laurus’ aggregate beneficial ownership of our shares of common stock does not exceed 9.99%; and

•	we are not in default of the Note.

If we are required to pay Laurus in shares of our common stock, the issuance of such shares could have a substantial dilutive effect on our common stock. If any of these conditions are not satisfied, we will be required to make payments in cash. Should we be required to pay cash, this may have an adverse effect on our cash flow and liquidity.

We are dependent on the incurrence of large projects.

Due to the nature of the services we offer, we generate most of our revenues from new customers. We cannot anticipate whether we will be able to replace our revenues with revenues from new projects in future periods. During the fiscal year ended June 30, 2006, our projects in the areas damaged by Hurricanes Katrina and Wilma accounted for 56% of our revenues. We had substantially completed our work in these areas by the third quarter of fiscal 2006. Reflecting our emphasis on hurricane-related work, our revenues during fiscal 2006 decreased from $17,714,342 in the second quarter to $7,213,546 in the third quarter to $2,552,188 in the fourth quarter. Our revenues for the first quarter of fiscal 2007 were $2,483,811 and we currently expect unfavorable revenue comparisons for the second quarter of fiscal 2007 as compared to the comparable period of fiscal 2006. We are not sure when and if we will be able to find other similar favorable business.

We could develop concentrations of credit risk.

We often contract with a limited number of customers. A small number of customers may therefore be responsible for a substantial portion of our revenues and accounts receivable at any time. While our management assesses the credit risk associated with each prospective customer prior to the execution of a definitive contract, no assurances can be given that such assessments will be correct or that we will not incur substantial, uncollectible accounts receivable.

We could be harmed by our slow collections of accounts receivable.

It may take us up to a year to collect on certain of our hurricane related accounts receivables. Although we have implemented new measures in an effort to improve our collections, no assurances can be given that they will be successful in improving our collections and cash flows. If our collections prove to be insufficient for our cash flow needs, this may have an adverse effect on our business and operations.

We must correctly manage growth.

Our potential growth, including growth relating to future disasters such as Hurricanes Katrina and Wilma, may place significant demands on our operational, managerial and financial resources. There can be no assurance that our current management, personnel and systems will be adequate to address this or any other future expansion of our business. In such event, any inability to manage our growth or operations effectively could have a material adverse effect on our business, financial condition and results of operations.

Our ability to service our debt and other financing transactions depends on many factors beyond our control.

Our ability to service our debt and meet our other financial obligations as they come due is dependent on our future financial and operating performance. This performance is subject to various factors, including factors beyond our control such as changes in the general economy, our industry or the environmental and other laws pertaining to the services that we provide, and changes in interest rates, energy and other costs. Although we believe that we have sufficient resources to service our Note to Laurus in the current principal amount of $5,942,175 and our other obligations, we cannot ensure that we will have the ability to service the Note in the future, particularly in view of the decreased revenue levels in the two most recently completed quarters.

If our cash flow and capital resources are insufficient to enable us to service the Note we issued to Laurus, and we are unable to obtain alternative financing, we could be forced to:

•	reduce or delay capital expenditures;

•	sell some or all of our assets; or

•	limit or discontinue, temporarily or permanently, our operations or business.

An event of default under the Laurus Note could result in a material adverse effect on our business, operating results or financial condition.

Laurus holds a Note of ours with a current principal amount of $5,942,175. Events of default under the Note include, among other things:

•	a failure to pay monthly interest and principal payments when due, subject to the expiration of any applicable grace period;

•
a material breach by us of any covenant or term or condition of the Note or in any agreement made in connection therewith and, to the extent subject to cure, the continuation of such breach without remedy for a period of thirty days;

•	a breach by us of any material representation or warranty made in the Note or in any agreement made in connection therewith;

•	any form of bankruptcy or insolvency proceeding instituted by or against us, which is not vacated within 30 days;

•
any attachment or levy in excess of $75,000 in the aggregate made upon our assets or a judgment rendered against our property involving a liability of more than $75,000 which shall remain unvacated, unbonded or unstayed for a period of 30 days;

•	a failure to timely deliver shares of common stock when due upon conversion of the Note or a failure to timely deliver a replacement note;

•
a Securities and Exchange Commission stop trade order or principal market trading suspension of our common stock is in effect for 5 consecutive trading days or 5 days during a period of 10 consecutive trading days, provided we are not able to cure such trading suspension within 30 days of receiving notice or are not able to list our common stock on another principal market within 60 days of such notice;

•
an indictment or threatened indictment of us or any of our executive officers under any criminal statute or commencement or threatened commencement of criminal or civil proceedings against us or any of our executive officers pursuant to which statutory or proceeding penalties or remedies available include forfeiture of any of our property; and

•	the departure of Michael O’Reilly, our chief executive and operating officer, from our senior management.

If we default, we will pay additional interest on the Note in an amount equal to 2% per month until the default is cured. In addition, if the holder of the Note demands payment of all amounts due and payable in connection with a default, we will be required to pay 110% of the outstanding principal amount of the Note and any accrued and unpaid interest. The cash required to pay such amounts will most likely come out of working capital, unless we are able to arrange alternative financing. Since we rely on our working capital for our day-to-day operations, such a default on the Note could have a material adverse effect on our business, operating results, or financial condition. To such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations, your investment dollars would be at significant risk.

We cannot give any assurance that we will be able to secure additional financing to meet our future capital needs.

Our long-term capital requirements will depend upon many factors, including, but not limited to, cash flow from operations, our level of capital expenditures, our working capital requirements and the growth of our business. Historically, we have financed our operations primarily through issuances of debt and equity securities, through short-term borrowings from our former majority stockholder, and through cash generated from operations.

We may need to incur additional indebtedness or raise additional capital to fund the capital needs of our operations and growth. There are no assurances that Laurus will provide financing in the future. In addition, our ability to borrow additional funds from lenders other than Laurus may be limited in light of:

•	the senior security interest that Laurus holds securing its Note from us; and

•	the subordinated security interest that Spotless holds securing its $500,000 note.

To the extent additional debt financing cannot be raised on acceptable terms, we may need to raise additional funds through public or private equity financings. No assurance can be given that additional debt or equity financing will be available or that, if either or such financing is available, the terms of such financing will be favorable to us or our stockholders without substantial dilution of their ownership and rights. If adequate funds are not available, we may be required to curtail our future operations significantly or to forego expansion opportunities.

Due to the nature of our business and the intense regulatory climate in which we operate, our services are subject to extensive federal, state and local laws and regulations that are constantly changing.

These regulations impose stringent guidelines on companies that handle hazardous materials as well as other companies involved in various aspects of the environmental remediation services industry. Failure to comply with applicable federal, state and local regulations could result in substantial costs to us, the imposition of penalties or in claims not covered by insurance, any of which could have a material adverse effect on our business.

In addition to the burdens imposed on operations by various environmental regulations, federal law imposes strict liability upon present and former owner and operators of facilities that release hazardous substances into the environment and the generators and transporters of such substances, as well as persons arranging for the disposal of such substances. All such persons may be liable for the costs of waste site investigation, waste site clean up, natural resource damages and related penalties and fines. Such costs can be substantial.

Environmental remediation operations may expose our employees and others to dangerous and potentially toxic quantities of hazardous products.

Toxic quantities of hazardous products can cause cancer and other debilitating diseases. Although we take extensive precautions to minimize worker exposure and we have not experienced any such claims from workers or other persons, there can be no assurance that, in the future, we will avoid liability to persons who contract diseases that may be related to such exposure. Such persons potentially include employees, persons occupying or visiting facilities in which contaminants are being, or have been, removed or stored, persons in surrounding areas, and persons engaged in the transportation and disposal of waste material. In addition, we are subject to general risks inherent in the construction industry. We may also be exposed to liability from the acts of our subcontractors or other contractors on a work site.

The failure to obtain and maintain required governmental licenses, permits and approvals could have a substantial adverse effect on our operations.

The remediation industry is highly regulated. We are required to have federal, state and local governmental licenses, permits and approvals for our facilities and services. There can be no assurance as to the successful outcome of any pending application or demonstration testing for any such license, permit or approval. In addition, our existing licenses, permits and approvals are subject to revocation or modification under a variety of circumstances. Failure to obtain timely, or to comply with the conditions of, applicable licenses, permits or approvals could adversely effect our business, financial condition and results of operations. As we expand our business and as new procedures and technologies are introduced, we may be required to obtain additional licenses, permits or approvals. We may be required to obtain additional licenses, permits or approvals if new environmental legislation or regulations are enacted or promulgated or existing legislation or regulations are amended, reinterpreted or enforced differently than in the past. Any new requirements that raise compliance standards may require us to modify our procedures and technologies to conform to more stringent regulatory requirements. There can be no assurance that we will be able to continue to comply with all of the environmental and other regulatory requirements applicable to our business.

A substantial portion of our revenues are generated as a result of requirements arising under federal and state laws, regulations and programs related to protection of the environment.

Environmental laws and regulations are, and will continue to be, a principal factor effecting demand for our services. The level of enforcement activities by federal, state and local environmental protection agencies and changes in such laws and regulations also effect the demand for such services. If the requirements of compliance with environmental laws and regulations were to be modified in the future, the demand for our services, and our business, financial condition and results of operations, could be materially adversely effected.

We are dependent on the successful developmental and commercial acceptance of our procedures and technologies.

We are constantly developing, refining and implementing our procedures and technologies for environmental remediation. Our operations and future growth are dependent, in part, upon the acceptance and implementation of these procedures and technologies. There can be no assurance that successful development of future procedures and technologies will occur or, even if successfully developed, that we will be able to successfully commercialize such procedures and technologies. The successful commercialization of our procedures and technologies may depend in part on ongoing comparisons with other competing procedures and technologies and more traditional treatment, storage and disposal alternatives, as well as the continuing high cost and limited availability of commercial disposal options. There can be no assurance that our procedures and technologies will prove to be commercially viable or cost-effective or, if commercially viable and cost-effective, that we will be successful in timely securing the requisite regulatory licenses, permits and approvals for any such procedures or technologies or that such procedures or technologies will be selected for use in future projects. Our inability to develop, commercialize or secure the requisite licenses, permits and approvals for our procedures and technologies on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

We are subject to quarterly fluctuations in operating results.

Our revenue is dependent on our projects and the timing and performance requirements of each project. Our revenue is also effected by the timing of our customers’ remediation activities and need for our services. Due to this variation in demand, our quarterly results may fluctuate. Accordingly, specific quarterly or interim results should not be considered indicative of results to be expected for any future quarter or for the full year. It is possible that in future quarters, our operating results will not meet the expectations of investors. In such event, the price of our common stock could be materially adversely effected.

We increasingly seek large, multi-year contracts.

We are increasingly pursuing large, multi-year contracts as a method of achieving more predictable revenues, more consistent utilization of equipment and personnel, and greater leverage of sales and marketing costs. These larger projects, if performed on a fixed-price basis, pose significant risks if actual costs are higher than those estimated at the time of the placement of any fixed-price bids. A loss on one or more of such larger contracts could have a material adverse effect on our business, financial condition and results of operations. In addition, the failure to obtain, or a delay in obtaining, targeted large, multi-year contracts could result in significantly less revenue for us than anticipated.

Our operations are effected by weather conditions.

While we provide our services on a year-round basis, the services we perform outdoors or outside of a sealed environment may be adversely effected by inclement weather conditions. Extended periods of rain, cold weather or other inclement weather conditions may result in delays in commencing or completing projects, in whole or in part. Any such delays may adversely effect our operations and financial results and may adversely effect the performance of other projects due to scheduling and staffing conflicts.

Our ability to perform under our contracts and to successfully bid for future contracts is dependent upon the consistent performance of equipment and facilities in conformity with safety and other requirements of the licenses and permits under which we operate.

Our equipment and facilities are subject to frequent routine inspections by the regulatory authorities issuing such licenses and permits. In the event any of our key equipment and facilities were to be shut down for any appreciable period of time, either due to equipment breakdown or as the result of regulatory action in response to an alleged safety or other violation of the terms of the licenses under which we operate, our business, financial condition and results of operations could be materially adversely effected.

The environmental remediation industry is highly competitive and we face substantial competition from other companies.

Many of our competitors have greater financial, managerial, technical and marketing resources than we do. To the extent that competitors possess or develop superior or more cost effective environmental remediation solutions or field service capabilities, or otherwise possess or acquire competitive advantages compared to us, our ability to compete effectively could be materially adversely effected.

Our future success depends on our continuing ability to attract, retain and motivate highly qualified managerial, technical and marketing personnel.

We are highly dependent upon the continuing contributions of key managerial, technical and marketing personnel. Our business necessitates that we employ highly specialized technical, managerial and marketing employees who have industry specific knowledge. Our employees may voluntarily terminate their employment with us at any time and competition for qualified technical personnel experienced in the environmental remediation industry is intense, particularly in light of the demand generated by last year’s hurricanes. The loss of the services of any of our key managerial, technical or marketing personnel, especially Michael O’Reilly, our chief executive officer, could materially adversely effect our business, financial condition and results of operations.

In order to successfully bid on and secure contracts to perform environmental remediation services of the nature offered by us to our customers, we sometimes must provide surety bonds with respect to each prospective and, upon successful bid, actual projects.

The number and size of contracts that we can perform from time to time is to a certain extent dependent upon our ability to obtain bonding. This ability to obtain bonding is dependent, in material part, upon our net worth and working capital. Our ability to obtain bonding has been limited in recent years. There can be no assurance that we will have adequate bonding capacity to bid on all of the projects which we would otherwise bid upon were we to have such bonding capacity or that we will in fact be successful in obtaining additional contracts on which we may bid, which could have a material adverse effect on our results of operations. None of our current projects require surety bonding.

Factors Affecting Our Securities

One major stockholder maintains the ability to control our operations.

Currently, Michael O’Reilly, our chief executive officer and president, owns an aggregate of 15,647,297 shares of our common stock and holds approximately 46.2% of our voting power. In addition, Mr. O’Reilly currently owns options which are exercisable for 24,306,273 shares of our common stock. Should Mr. O’Reilly exercise his options to the fullest extent possible, he would own 39,953,570 shares of our common stock and hold approximately 68.6% of our voting power. Accordingly, Mr. O’Reilly may be able to control the board of directors and thereby determine the corporate policy and the direction of our operations. Mr. O’Reilly entered into a lock-up agreement with Laurus that prohibits his disposition of his shares of our common stock and any and all related derivative securities until the earlier of (a) the repayment in full of the Laurus Note or (b) June 30, 2010.

Conversion or exercise of our outstanding convertible or other derivative securities could substantially dilute your investment and the existence of our convertible and derivative securities could negatively effect the price of our common stock.

As required by Laurus in connection with consummating our amended financing transaction, we have issued to Laurus, subject to a beneficial ownership limitation of 9.99% :

•	the Note, which is convertible at $.09 per share into, approximately 21,579,722 shares of our common stock;

•	options exercisable at $.0001 per share currently for 28,895,179 and 11,145,000 shares. Laurus previously acquired 1,500,000 shares in connection with its partial exercise of one of the options; and

•	a warrant exercisable at $.10 per share for 13,750,000 shares.

We also have other outstanding options to purchase up to 26,806,273 shares of our common stock, which include 24,306,273 shares issuable upon exercise of options granted to our president and chief executive officer exercisable at $.01 per share with respect to 2,000,000 shares, at $.07904 per share with respect to 5,486,309 shares and at $.09 per share with respect to 15,469,964 shares. Options to purchase 1,350,000 shares issued to our president and chief executive officer are exercisable at prices between $.1875 and $.34.

The issuance of any of these shares will dilute the percentage ownership of our current shareholders. The existence of these convertible and derivative securities could negatively effect the price of our common stock.

Future sales of substantial amounts of our common stock in the public market could have an adverse effect on the market price of our common stock.

As of December 8, 2006, we had 33,901,215 shares of common stock outstanding. The registration statement of which this Prospectus is a part registers for resale 5,395,061 shares, or approximately 13.7% of our issued and outstanding common stock inclusive of such registered shares. In addition, Laurus may demand that we file additional registration statements upon 45 days notice to register shares held by them in excess of the 5,395,061 shares to be registered in our next registration statement.

We are unable to predict the potential effect that sales into the market of these shares may have on the then prevailing market price of our common stock. It is likely that market sales of these shares (or the potential for these sales even if they do not actually occur) may have the effect of depressing the market price of our common stock. As a result, the potential resale and possible fluctuations in trading volume of such a substantial amount of our stock may effect our share price negatively.

If you are not an institutional investor, you may purchase our securities in this offering only if you reside within certain states and may engage in resale transactions only in those states and a limited number of other jurisdictions.

The “manual exemption” for secondary trading of securities to be resold by the selling stockholder under this registration statement is currently available by virtue of our recent listing in Standard and Poor’s. If you are not an “institutional investor,” you will need to be a resident of certain jurisdictions to purchase our securities in this offering. The definition of an “institutional investor” varies from state to state but generally includes financial institutions, broker-dealers, banks, insurance companies and other qualified entities. In order to prevent resale transactions in violation of states’ securities laws, you may engage in resale transactions only in the states and in other jurisdictions in which an applicable exemption is available or a registration application has been filed and accepted. This restriction on resale may limit your ability to resell the securities purchased in this offering and may impact the price of our shares.

The manual exemption permits a security to be distributed in a particular state without being registered if the issuer of that security has a listing for that security in a securities manual recognized by the state. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions. Most of the accepted manuals are those published in Standard and Poor’s (in which we are listed), Mergent Investor Relation Services, Fitch’s Investment Service, and Best’s Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, California, Georgia, Illinois, Kentucky, Louisiana, Montana, New York, Pennsylvania, Tennessee, Vermont, Virginia and Wisconsin. If you reside in one of these states and are not an institutional investor, you generally will not be permitted to purchase shares in this offering unless there is an available exemption or we register the shares covered by this prospectus in such states. You will be permitted to purchase shares in this offering in New York as we have taken the steps required by the state to allow for the secondary trading of securities under this registration statement.

We are precluded from paying and do not anticipate paying any cash dividends to our common stockholders for the foreseeable future.

We are prohibited from declaring or paying any dividends to our common stockholders without Laurus’ prior written consent for so long as at least twenty-five percent of the original principal amount of the Note is outstanding. Further, we expect that future earnings, if any, will be used to finance the working capital, debt service growth and the development of our business and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. The payment of any future cash dividends by us will be dependent upon our earnings, the stability thereof, our financial requirements and other relevant factors. In addition, prior to paying any dividends on our common stock, we are required to pay any accrued and unpaid quarterly dividends on our series A convertible preferred stock.

Our securities are quoted on the Over-the-Counter Bulletin Board and there is limited trading of our securities, which may not provide liquidity for our investors.

Our securities are quoted on the Over-the-Counter Bulletin Board. The Over-the-Counter Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the national or regional securities exchanges. Securities quoted on the Over-the-Counter Bulletin Board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The Securities and Exchange Commission’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the Over-the-Counter Bulletin Board. Quotes for stocks included on the Over-the-Counter Bulletin Board are not listed in newspapers.

Therefore, prices for securities quoted solely on the Over-the-Counter Bulletin Board may be difficult to obtain and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at any price.

If we fail to remain current on our reporting requirements or if we do not timely make all necessary filings, we could be removed from the Over-the-Counter Bulletin Board, which would limit the ability of broker-dealers to sell our securities and the ability of our stockholders to sell their securities in the secondary market.

Companies trading on the Over-the-Counter Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13 in order to maintain price quotation privileges on the Over-the-Counter Bulletin Board. If we fail to remain current on our reporting requirements or we do not timely make all necessary filings, our common stock may not be eligible for quotation on the Over-the-Counter Bulletin Board. If this was to happen, it could severely limit the ability of broker-dealers to sell our securities, and the ability of stockholders to sell their securities in the secondary market may be severely affected.

The market price of our common stock has fluctuated considerably and will probably continue to do so.

The stock markets have experienced price and volume fluctuations and the market price of our common stock has historically been volatile. The market price of our common stock could be subject to wide fluctuations in the future as well as in response to a variety of events or factors, some of which may be beyond our control. These could include, without limitation:

•	the occurrence of catastrophes requiring remediation;

•	our ability to obtain large projects;

•	changing policies and regulations of the federal state, and local governments;

•	fluctuations in our financial results;

•	liquidity of the market for our securities;

•	future announcements of new competing technologies and procedures;

•	public perception of our entry into new markets; and

•	general conditions in our industry and the economy.

Our charter contains authorized, unissued preferred stock that may inhibit a change of control under circumstances that could otherwise give our stockholders the opportunity to realize a premium over prevailing market prices of our securities.

Our restated certificate of incorporation, as amended, and by-laws contain provisions that could make it more difficult for a third party to acquire us under circumstances that could give stockholders an opportunity to realize a premium over then-prevailing market prices of our securities. Our certificate of incorporation authorizes our board to issue preferred stock without stockholder approval and upon terms as our board may determine. The rights of holders of our common stock are subject to, and may be adversely effected by, the rights of future holders of preferred stock. Section 203 of the Delaware General Corporation Law makes it more difficult for an “interested stockholder” (generally, a 15% stockholder) to effect various business combinations with a corporation for a three-year period after the stockholder becomes an “interested stockholder.” In general, these provisions may discourage a third party from attempting to acquire us and, therefore, may inhibit a change of control.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the beliefs and current expectations of and assumptions made by our management. Forward-looking statements may be identified by the use of forward-looking terminology such as “may,” “expect,” “believe,” “estimate,” “anticipate,” “continue” or similar terms, variations of those terms or the negative of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance and achievements, whether expressed or implied by such forward-looking statements, not to occur or be realized. Such forward-looking statements generally are based upon our best estimates of future results, performance or achievement, based upon current conditions and the most recent results of operations. Actual results could differ materially from any expectation, estimate or projection conveyed by these statements and there can be no assurance that any such expectation, estimate or projection will be met.

Numerous important factors, risks and uncertainties affect our operating results and could cause actual results to differ from the results implied by these or any other forward-looking statements. These potential factors, risks and uncertainties include, among other things, such factors as:

•	the market acceptance and amount of sales of our services;

•	our success in increasing revenues and, except for special circumstances, reducing expenses;

•	the frequency and magnitude of environmental disasters or disruptions resulting in the need for the types of services we provide;

•	our ability to service our debt and other financial obligations, particularly if required to pay in cash;

•	the extent of the enactment, enforcement and strict interpretations of laws relating to environmental remediation;

•	our ability to obtain and manage new and large projects;

•	the competitive environment within the industries in which we operate;

•	our ability to raise or access capital;

•	our ability to effectively implement and maintain our internal controls and procedures;

•	our dependence on key personnel;

•	our ability to timely collect our accounts receivable;

•	our ability to attract and retain qualified personnel; and

•	the other factors and information disclosed and discussed under the “Risk Factors” and elsewhere in this prospectus.

You should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements.

Except as may be required, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing discussion and analysis provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference in this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock offered by the selling stockholder. The selling stockholder will receive all of the proceeds from the sale of our common stock offered by this prospectus.

SELLING STOCKHOLDER INFORMATION

This prospectus only covers the 5,395,061 shares of common stock issued or to be issued to the selling stockholder. The following table lists certain information with respect to the selling stockholder as follows:

•	the selling stockholder’s name;

•	the number of outstanding shares of common stock beneficially owned by the selling stockholder prior to this offering; and

•	the number of shares of common stock offered by the selling stockholder.

Except for the financing transaction described in this prospectus, the selling stockholder has not had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years.

The selling stockholder may resell all, none or any portion of its shares in this offering. See “Plan of Distribution.”

	Shares Beneficially Owned Prior to the Offering				Number of Shares to be Offered for the Account of the		Shares Beneficially Owned After Offering
Name	Number of Shares		Percent of Class		Selling Stockholder (1)		Number of Shares (2)		Percent of Class
Laurus Master Fund, Ltd.	3,386,731	(3)	9.99%	(3)	5,395,061	(4)	3,925,698	(5)	9.99%	(6)

(1)	This table assumes that the selling stockholder will sell all shares offered for sale by it under this registration statement, although it is not required to sell its shares.

(2)	Assumes that all shares of common stock registered for resale by this prospectus will be sold.

(3)
Reflects Laurus’ direct beneficial ownership of 1,500,000 shares of common stock and Laurus’ right to acquire additional shares pursuant to other securities of ours which Laurus owns up to a maximum of 9.99% of our outstanding shares based on 33,901,215 shares of our common stock issued and outstanding as of December 8, 2006.

(4)
Details of the transaction under which the selling stockholder purchased our securities are provided in the Section entitled “Selling Stockholder Financing Transaction” below. Includes shares of common stock which may be acquired upon conversion of, or payment of principal or interest on, the Note.

(5)	Represents 9.99% of our outstanding shares, assuming the issuance and sale of all of the shares registered hereby.

(6)
Reflects Laurus’ direct beneficial ownership of 1,500,000 shares of common stock and Laurus’ right to acquire additional shares pursuant to other securities of ours which Laurus owns up to a maximum of 9.99% of our outstanding shares based on 39,296,276 shares of our common stock issued and outstanding, assuming the issuance and sale of all of the shares  registered hereby.

Laurus is not a natural person. Laurus does not file any reports under the Securities and Exchange Act of 1934. Laurus is not a majority subsidiary of a reporting company under the Securities and Exchange Act. Laurus is not a registered investment adviser under the 1940 Act or a registered broker-dealer. Laurus has represented it has no agreement or understandings, directly or indirectly, with any person to distribute our securities, as of the time of their purchase of the Note and has not entered into any agreements or understandings, directly or indirectly, with any person to distribute our securities since the purchase of the Note. The natural person or persons having voting and investment control over the securities held by Laurus are David Grin and Eugene Grin.

Laurus is neither a registered broker-dealer nor a broker-dealer’s affiliate.

We are filing the registration statement, of which this prospectus is a part, primarily to fulfill a contractual obligation to do so.

No warrant solicitation fees were paid and the gross proceeds received by us in connection with the issuance of the Note was $7,350,000. Resale of certain shares of our common stock issuable in connection with the Note is covered by this prospectus.

We are unaware, since its purchases of securities, whether the selling stockholder has entered into any agreements or understandings with any person to distribute these securities.

Selling Stockholder Financing Transaction

On June 30, 2005, we entered into a financing transaction with Laurus pursuant to the terms of a securities purchase agreement, as amended, and related documents. Under the terms of the financing transaction, we issued to Laurus:

•
a secured convertible term note, dated June 30, 2005, in the principal amount of $5,000,000 (as amended and restated, the “Note”). The Note bears interest at the prime rate as published in the Wall Street Journal plus 2% (but not less than 7.25%), decreasing by 2% (but not to less than 0%) for every 25% increase in the Market Price (as defined therein) of our common stock above the fixed conversion price of $.09 following the effective date(s) of the registration statement or registration statements as required to be filed by us pursuant to the registration rights agreement described below;

•
a twenty-year option (the “Initial Option”), dated June 30, 2005, to purchase 30,395,179 shares of our common stock at a purchase price of $.0001 per share, of which a portion has been exercised to purchase 1,500,000 shares; and

•	a seven-year common stock purchase warrant, dated June 30, 2005, to purchase 13,750,000 shares of our common stock at a purchase price of $0.10 per share.

After consummating the transaction on June 30, 2005, Laurus subsequently provided additional financing to us on the same terms and conditions as follows:

•	On July 13, 2005, Laurus loaned us an additional $350,000, and we amended and restated the Note, to be in the principal amount of $5,350,000.

•	On September 9, 2005, Laurus loaned us an additional $650,000, and we further amended and restated the Note to be in the principal amount of $6,000,000.

•	On October 6, 2005, Laurus loaned us an additional $1,350,000, and we further amended and restated the Note to be in the principal amount of $7,350,000.

On September 29, 2006, we entered into the Omnibus Amendment with Laurus and amended and restated the Note. The Omnibus Amendment and the Note improve for us certain terms of the original agreements between the parties and eliminate the authorized share deficiency that caused the necessity of applying derivative liability accounting. The transaction terms, which significantly reduce the shares issuable to Laurus, among other things, include:

1) $4,000,000 of the remaining principal balance on the Note became non-convertible.

2) Six months (July through December 2006) of principal payments under the Note have been deferred to the maturity date.

3) Future monthly payments on the Note have been reduced to $100,000 beginning January 1, 2007, first applied to interest and then to principal.

4) If at any time we have a cash and cash equivalents total balance in excess of $1,000,000, 50% of any cash received by us in excess of such amount will be used to pay down principal of the Note.

5) The Note was extended for one year (through June 2009).

6) An option to purchase 11,145,000 shares of Common Stock at a nominal exercise price was issued to Laurus on September 29, 2006 (together with the Initial Option, the “Options”).

7) The beneficial ownership cap on securities of ours that may be beneficially owned by Laurus at any one time has been raised from 4.99% to 9.99%.

8) Laurus agreed to transfer voting control of all securities of ours owned by them either to us or to a third party.

This Note is the only Laurus note issued by us that is currently outstanding. Payments made by us on the Note on the required due dates, and conversions on the Note, have reduced the current principal balance of the Note to $5,942,175.

Concurrently with the Laurus financing, on June 30, 2005, we also issued a variable interest rate secured promissory note in the principal amount of $500,000 to Spotless Plastics (USA), Inc., an affiliate of our previous majority stockholder and senior secured lender, bearing interest at LIBOR plus 1%.

The proceeds we received in connection with the financing transaction and subsequent borrowings from Laurus were used to pay the amounts set forth below to the persons or for the purposes set forth below:

Spotless Debt

• Former majority stockholder and senior secured lender (Spotless), consisting of approximately $2,650,000 in settlement of the principal and $100,000 in interest	$2,750,000

Transaction Expenses

• Laurus transaction fee	1,750,000
• Laurus Capital Management, LLC management and due diligence fees	262,900
• Loeb & Loeb escrow fee	2,000
• Insurance premiums	37,500
• Legal fees	146,773
• Special committee and advisor fees	61,136
• Payments to series A preferred stockholders	35,000

Sub-total	2,295,309

Other Payments

• Audit fees	50,000
• Insurance premiums	276,711
• Initial Hurricane Katrina mobilization costs	238,173
• Working capital	1,739,807

Sub-total	2,304,691
Total	$7,350,000

As part of the financing transaction, Laurus required us to obtain a $3,000,000 key man renewable term life insurance policy on the life of our president and chief executive officer. We are the beneficiary of the policy which has a current annual premium of $24,969 payable by us. Laurus is a contingent beneficiary of this life insurance policy.

Set forth below is a summary of the material terms of the agreements governing the Laurus financing transaction, as amended through September 29, 2006:

The funds borrowed under the Laurus financing are governed by the Securities Purchase Agreement, as amended, the Note, as amended, a security agreement, a stock pledge agreement, a registration rights agreement, as amended, and a subsidiary guaranty. Under the terms of the Securities Purchase Agreement, as amended, Laurus had a right to provide us with $1,300,000 of financing, in addition to the original $5,000,000 that it provided to us, on the same terms as the original Note. In connection with the additional borrowings described above, Laurus has provided all of such additional financing.

Principal Borrowing Terms and Prepayment. Pursuant to the terms of the Note, which matures on June 30, 2009, we made, on the first day of each month, monthly payments of principal to Laurus in the amount of $229,687, plus interest, for the period from January 1, 2006 through June 30, 2006. For the period from July 1, 2006 through December 31, 2006, we are required to make interest payments only, which payments have been made through the date of this Prospectus. Commencing January 1, 2007, until maturity, we are required to make monthly payments to Laurus of $100,000, first applied to interest and then to principal. In addition, if at any time after September 29, 2006, we have a cash and cash equivalents balance of $1,000,000, 50% of any cash received by us in excess of such amount will be used to pay down principal of the Note. Principal repayments were originally due to commence starting November 1, 2005 but, in November 2005, Laurus agreed to defer the initial repayment date until January 1, 2006. The principal monthly payments due November 1, 2005 and December 1, 2005 in the aggregate amount of $459,375 have been deferred until June 30, 2009. Laurus is required to convert such amounts into shares of our common stock, up to a maximum principal amount of $1,942,175, should all of the following conditions be satisfied:

•	the average closing price of our common stock for the five (5) trading days immediately prior to the first of each month is equal to or greater than $.10;

•
the amount of the payment then due is not an amount greater than thirty percent (30%) of the aggregate dollar trading volume of the common stock for the period of twenty-two (22) trading days immediately prior to the first day of each month for which payment is due;

•
the common stock to be issued has been registered under an effective registration statement under the Securities Act of 1933 or is otherwise covered by an exemption from registration for resale pursuant to Rule 144 of the Securities Act of 1933;

•	Laurus’ aggregate beneficial ownership of our shares of common stock does not and would not by virtue thereof exceed 9.99%;

•	we are not in default of the Note; and

•	the maximum number of shares of common stock into which the Note is convertible is not exceeded.

Should we be required to pay cash, this may have an adverse effect on our cash flow and liquidity.

The Note may be redeemed by us in cash by paying the holder of the Note 110% of the principal amount, plus accrued interest. As discussed below, the holder of the Note may convert a portion of the Note, together with related interest and fees, into fully paid shares of our common stock at any time, provided that, commencing September 29, 2006, the amount converted cannot exceed $1,942,175. The number of shares to be issued shall equal the principal amount of the Note to be converted, divided by an initial fixed conversion price of $.09.

The conversion price of the Note may be adjusted pursuant to customary anti-dilution provisions, such as if we pay a stock dividend, reclassify our capital stock or subdivide or combine our outstanding shares of common stock into a greater or lesser number of shares.

We may receive proceeds from the exercise of the Options and the warrant described above if Laurus elects to pay the exercise price in cash rather than effecting a cashless exercise. Laurus may effect a cashless exercise of the warrant if the market price of our common stock exceeds the per share exercise price, and it may effect a cashless exercise of the Options if (a) the market price of our common stock exceeds the per share exercise price and (b) (1) we have not registered the shares underlying the Options pursuant to an effective registration statement or (2) an event of default under the Note has occurred and is continuing. Upon a cashless exercise in lieu of paying the exercise price in cash, Laurus would receive shares of our common stock with a value equal to the difference between the market price per share of our common stock at the time of exercise and the exercise price per share set forth in the Options and the warrant, multiplied by the number of shares with respect to which the Options or warrant are exercised. There would be no proceeds payable to us upon a cashless exercise of the Options or the warrant. There can be no assurances that Laurus will exercise the Options and warrant or that it will elect to pay the exercise price in cash in lieu of a cashless exercise. On September 12, 2005, we issued 1,500,000 shares of our common stock to Laurus in connection with its partial exercise of the Initial Option at an exercise price of $.0001 per share for an aggregate exercise price of $150.

Laurus has contractually agreed to restrict its ability to convert the Note and/or exercise its warrant and Options if such conversion and/or exercise would cause its beneficial ownership of shares of our common stock to exceed 9.99% of the outstanding shares of our common stock. The 9.99% limitation is null and void without notice to us upon the occurrence and during the continuance of an event of default or upon 61 days’ prior written notice to us. As of the date of this filing, Laurus directly beneficially owns 1,500,000 shares of our common stock, or approximately 4.42% of our outstanding common stock. As a result, Laurus could only acquire up to approximately 1,856,220 additional shares, which would constitute a conversion of approximately $167,060 of the principal amount of the Note, while remaining in compliance with the 9.99% limitation. Since Laurus is irrevocably prohibited from waiving this 9.99% limitation, except as described above, even if the other conditions allowing us to pay in shares of common stock have been satisfied, if Laurus cannot or does not reduce its ownership of our common stock at a time when such reduction would be necessary to allow us to make a payment in shares of common stock, we would be required to pay Laurus in cash. This may have an adverse effect on our cash flow and liquidity.

Events of Default and Collateral. In the event we default on the Note, we will be required to pay 110% of the outstanding principal amount of the Note, plus accrued but unpaid interest. In addition, upon the occurrence of an event of default, the interest rate charged with respect to the Note will be increased by 2% per month until the default is cured. The Note is secured by a lien on substantially all of our assets, including the stock of our subsidiaries, all cash, cash equivalents, accounts receivable, deposit accounts, inventory, equipment, goods, fixtures, documents, instruments, including promissory notes, contract rights and general intangibles, including payment intangibles. The Master Security Agreement, dated June 30, 2005, between us and Laurus, and as currently in effect, contains no specific financial covenants. The Master Security Agreement and the Note, as amended, define the circumstances under which they can be declared in default and subject to termination, including, among other things:

•	a failure to pay interest and principal payments under the Note when due on the first day of the month, subject to the expiration of the three-business day grace period, unless agreed otherwise;

•
a material breach by us of any covenant or term or condition of the Note or in any agreement made in connection therewith and, to the extent subject to cure, the continuation of such breach without remedy for a period of thirty days;

•	a breach by us of any material representation or warranty made in the Note or in any agreement made in connection therewith;

•	any form of bankruptcy or insolvency proceeding instituted by or against us, which is not vacated within 30 days;

•
any attachment or levy in excess of $75,000 in the aggregate made upon our assets or a judgment rendered against our property involving a liability of more than $75,000 which shall remain unvacated, unbonded or unstayed for a period of 30 days;

•	a failure to timely deliver shares of common stock when due upon conversion of the Note or a failure to timely deliver a replacement note;

•
a Securities and Exchange Commission stop trade order or principal market trading suspension of our common stock is in effect for 5 consecutive trading days or 5 days during a period of 10 consecutive trading days, if we are not able to cure such trading suspension within 30 days of receiving notice or are not able to list our common stock on another principal market within 60 days of such notice;

•
an indictment or threatened indictment of us or any of our executive officers under any criminal statute or commencement or threatened commencement of criminal or civil proceedings against us or any of our executive officers pursuant to which statutory or proceeding penalties or remedies available include forfeiture of any of our property; and

•	the departure of Michael O’Reilly, our chief executive and operating officer, from our senior management.

Registration Rights. Pursuant to the terms of the Registration Rights Agreement, as amended, we were obligated to file, on or prior to December 15, 2006, a registration statement with the Securities and Exchange Commission registering the resale of 5,395,061 shares of our common stock issuable to Laurus, which registration statement is required to become effective by February 15, 2007. The registration statement of which this Prospectus is a part constitutes the registration statement which is required to be filed. We have also agreed to file such further registrations as necessary to register the remaining shares of common stock underlying the securities of ours owned by Laurus not registered in the foregoing registration statement, in each case within 45 days of written notice by Laurus.

As consideration for investment banking services in connection with the securities purchase agreement, as amended, we paid an aggregate of $262,900 or 3.58% of the gross proceeds, to Laurus Capital Management, L.L.C., which is an affiliate of Laurus. We also paid a transaction fee of $1,750,000 to Laurus as a condition of the securities purchase agreement, as amended.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our voting stock as of October 31, 2006 of:

•
each person known by us to beneficially own 5% or more of the outstanding shares of any class of our voting stock, based on filings with the Securities and Exchange Commission and certain other information;

•	each of our executive officers and directors; and

•	all of our executive officers and directors, as a group.

	Class
	Common Stock Amount and Nature Of Beneficial Ownership (1)		Series A Preferred Amount and Nature of Beneficial Ownership (1)
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Beneficially Owned	Percent of Class

Michael O’Reilly (2)	39,953,570(3)	68.6%	-	-
Anthony P. Towell (2)	914,533(4)	2.6%	-	-
Dr. Kevin Phillips (5)	1,645,839(6)	4.7%	650,000	50.0%
Arthur J. Wasserspring (7)	0	*	-	-
Gary Molnar (5)	1,135,839(8)	3.3%	650,000	50.0%
Laurus Master Fund, Ltd.	3,386,731 (9)	9.9%
All directors and executive officers as a group (4 individuals)	42,513,942(10)	70.3%	650,000	50.0%

* Less than 1 percent

(1)
Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or warrants held by that person that are currently exercisable or convertible or will become exercisable or convertible within 60 days, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.

(2)	The address for this person is c/o Windswept Environmental Group, Inc., 100 Sweeneydale Avenue, Bay Shore, New York 11706.

(3)
Includes 15,647,297 shares of our common stock directly held by Mr. O'Reilly and options under which he may purchase 24,306,273 shares of our common stock. Does not include 11,000 shares of our common stock directly held by JoAnn O'Reilly, the wife of Mr. O'Reilly, as to which Mr. O'Reilly disclaims beneficial ownership.

(4)
Includes 10,000 shares of our common stock directly held by Mr. Towell, 4,533 shares of our common stock held jointly by Mr. Towell and his wife, and options under which he may purchase 900,000 shares of our common stock.

(5)	The address for each of Dr. Phillips and Mr. Molnar is c/o FPM Group Ltd., 909 Marconi Avenue, Ronkonkoma, New York 11779.

(6)
Includes 245,839 shares of our common stock directly held by Dr. Phillips, options under which he may purchase 750,000 shares of our common stock and 650,000 shares of our common stock issuable upon conversion of 650,000 shares of series A convertible preferred stock directly held by Dr. Phillips.

(7)	Arthur J. Wasserspring was appointed as our chief financial officer on May 24, 2006.

(8)
Includes 235,839 shares of our common stock directly held by Mr. Molnar, 650,000 shares of our common stock issuable upon conversion of 650,000 shares of our series A preferred stock directly held by Mr. Molnar and an option to purchase 250,000 shares of our common stock.

(9)
The address of Laurus is c/o Laurus Capital Management, LLC, 825 Third Avenue, New York, NY 10022. The shares of common stock reported as beneficially owned by Laurus includes 1,500,000 shares of outstanding common stock. Certain of the shares of common stock reported as beneficially owned are shares that Laurus has the right to acquire upon conversion of the Note and exercise of options and a warrant held by it. Laurus is subject to a beneficial ownership limitation of 9.99% of our common stock. The amount reported as beneficially owned is subject to such limitation.

(10)
Includes 15,917,669 shares of our common stock directly held, options to purchase an aggregate of 25,956,273 shares of our common stock, and 650,000 shares of our common stock issuable upon conversion of 650,000 shares of series A convertible preferred stock.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock on behalf of the selling stockholder and its pledgees, transferees, assignees, distributors and successors-in-interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledgee, partnership or limited liability company distribution or other non-sale related transfer. The name of any pledgee, transferee, assignee, distributor or successors-in-interest selling shares added after effectiveness would be added in a post-effective amendment to the registration statement of which this prospectus forms a part. The selling stockholder may offer its shares of our common stock at prevailing market prices, at prices related to the prevailing market prices, at negotiated prices or at fixed prices or in competitively bid transactions. The selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.

The selling stockholder may offer its shares of common stock at various times in one or more of the following transactions:

•	in ordinary broker’s transactions and transactions in which the broker solicits purchasers;

•	purchases by a broker-dealer for its account pursuant to this prospectus;

•	in transactions involving cross or block trades;

•	in transactions “at the market” to or through market makers in the common stock or into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

•	in privately negotiated transactions;

•	in transactions to cover short sales made after the Note is no longer outstanding;

•	in underwritten transactions;

•	in any other method permitted pursuant to applicable law; or

•	in a combination of any of the above transactions.

The selling stockholder also may sell all or a portion of its shares in open market transactions in accordance with Rule 144 under the Securities Act, provided that such sales meet the criteria and conform to the requirements of that rule. In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period up to that number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which on December 8, 2006 was 33,901,215 shares, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of such person’s Form 144.

Sales under Rule 144 are also subject to certain “manner of sale” provisions and notice requirements and to the requirement that current public information about the issuer be available. Under Rule 144(k), a person who is not deemed to have been an affiliate of the issuer at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

From time to time, the selling stockholder may pledge or grant a security interest in some or all of the shares owned by it. If the selling stockholder defaults in performance of its secured obligations, the pledgees or secured parties may offer to sell the shares from time to time by this prospectus. The selling stockholder also may transfer and donate shares in other circumstances. The number of shares beneficially owned by the selling stockholder will decrease as and when the selling stockholder transfers or donates its shares or defaults in performing obligations secured by its shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors-in-interest will be selling stockholders for purposes of this prospectus. In such event, the name of any pledgee, transferee, assignee, distributor or successors-in-interest selling shares added after effectiveness would be added in a post-effective amendment to the registration statement of which this prospectus forms a part.

Pursuant to the Securities Purchase Agreement, as amended, the selling stockholder is contractually prohibited from selling short shares of our common stock while the Note is outstanding. To the extent that the Note has been satisfied and the selling stockholder sells short shares of our common stock, the selling stockholder may deliver this prospectus in connection with such short sales and use the shares offered by this prospectus to cover any such short sales. As of the date of this prospectus, the Note is outstanding and thus Laurus is prohibited from selling short shares of our common stock and has been so prohibited prior to the effectiveness of the registration statement of which this prospectus forms a part.

The selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions. The broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder, including positions assumed in connection with distributions of the shares by such broker-dealers or other financial institutions. The selling stockholder also may enter into options or transactions with broker-dealers or other financial institutions that involve the delivery of shares to the broker-dealers or other financial institutions, who may then resell or otherwise transfer such shares. In addition, the selling stockholder may loan or pledge shares to a broker-dealer or other financial institution, which may sell the loaned shares or, upon a default by the selling stockholder of the pledge obligation, may sell or otherwise transfer the pledged shares.

We have advised the selling stockholder that during such times as it may be engaged in a distribution of the shares, it is required to comply with Regulation M under the Securities Exchange Act. With some exceptions, Regulation M prohibits the selling stockholder, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. We will make copies of this prospectus available to the selling stockholder and shall notify the selling stockholder of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of shares of our common stock.

The selling stockholder may use broker-dealers to sell its shares of our common stock. If this occurs, broker-dealers will either receive discounts or commissions from the selling stockholder, or they will receive commissions from the purchasers of shares of common stock for whom they acted as agents. These brokers may act as dealers by purchasing any and all of the shares covered by this prospectus either as agents for others or as principles for their own accounts and reselling these securities under the prospectus.

Any broker-dealers or other persons acting on behalf of parties that participate in the distribution of the shares may be considered underwriters under the Securities Act. As such, any commissions or profits they receive on the resale of the shares may be considered underwriting discounts and commissions under the Securities Act. We cannot presently estimate the amount of such compensation. In offering the shares covered by this prospectus, the selling stockholder may be deemed to be an underwriter within the meaning of the Securities Act of 1933 in connection with such sales.

As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the selling stockholder with respect to the offer or sale of the shares under this prospectus. If we become aware of any agreement, arrangement or understanding, to the extent required under the Securities Act, we will file a prospectus supplement to disclose:

•	the name of any of the broker-dealers;

•	the number of shares involved;

•	the price at which the shares are to be sold;

•	the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

•	that the broker-dealers did not conduct any investigation to verify the information set out in this prospectus, as supplemented; and

•	other facts material to the transaction.

Certain of the agreements with the selling stockholder contain reciprocal indemnification provisions between us and the selling stockholder to indemnify each other against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale to the public of the shares of common stock covered by this prospectus, other than commissions, fees and discounts of underwriters, brokers, dealers and agents, if any.

It is possible that a significant number of shares could be sold at the same time. Such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

This offering by the selling stockholder will terminate on the date on which the selling stockholder has sold all of such selling stockholder’s shares.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation requires that we indemnify our directors and officers for certain liabilities incurred in the performance of their duties on our behalf. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons as provided in the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Moomjian, Waite, Wactlar & Coleman, LLP, Jericho, New York.

EXPERTS

Our audited consolidated financial statements for the fiscal year ended June 30, 2006 incorporated by reference in this prospectus and the related registration statement have been audited by Holtz Rubenstein Reminick LLP, independent registered public accounting firm, as set forth in their report on our audited consolidated financial statements incorporated by reference herein and elsewhere in the registration statement, and are included in reliance upon their report given upon the authority of Holtz Rubenstein Reminick LLP as experts in accounting and auditing.

The consolidated financial statements incorporated in this prospectus by reference for the fiscal year ended June 28, 2005 from our Annual Report on Form 10-K for the year ended June 30, 2006 have been audited by Massella & Associates, CPA, PLLC, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion, and includes an explanatory paragraph concerning substantial doubt about our ability to continue as a going concern), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements incorporated in this prospectus by reference for the fiscal year ended June 29, 2004 from our Annual Report on Form 10-K for the year ended June 30, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion, and includes an explanatory paragraph concerning substantial doubt about our ability to continue as a going concern and an explanatory paragraph relating to the restatement discussed in the second paragraph of Note 2), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. The registration statement, including exhibits and schedules, may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information that we incorporate by reference into this prospectus is considered to be part of this prospectus. We incorporate by reference the following documents we filed with the Securities and Exchange Commission:

•	Our Annual Report on Form 10-K for the year ended June 30, 2006;

•	Our Report on Form 10-Q for the quarter ended September 30, 2006; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, including any amendment(s) or report(s) filed for the purpose of updating such description.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus, at no cost. Any such request may be made either orally or in writing to the following telephone number or address:

Investor Relations
Windswept Environmental Group, Inc.
100 Sweeneydale Avenue
Bay Shore, NY 11706
(631) 434-1300

All of the documents that have been incorporated by reference in this prospectus may be accessed via the Internet at www.tradewindsenvironmental.com.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of our common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$49.00
Accounting fees and expenses	30,000.00
Legal fees and expenses	35,000.00
Printing expenses	500.00
Blue sky fees and expenses	2,000.00
Miscellaneous expenses	2,451.00
Total	$70,000.00

Item 14. Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify any of its directors and officers against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if any such person acted in good faith and in a manner reasonably believed to be in or not opposed to be the best interests of the corporation, and (ii) in connection with any criminal action or proceeding if such person had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, however, Section 145 provides that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in review of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper. Article VIII of the registrant’s Certificate of Incorporation, as amended, requires that the registrant indemnify its directors and officers for certain liabilities incurred in the performance of their duties on behalf of the registrant to the fullest extent allowed by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

On September 12, 2005, we issued 1,500,000 shares of our common stock to Laurus, pursuant to its partial exercise of an option we issued to it on June 30, 2005 to purchase such shares at an exercise price of $.0001 per share, for $150 in the aggregate with respect to the partial exercise.

On June 30, 2005, we sold to Laurus a secured convertible note in the principal amount of $5,000,000, pursuant to a Securities Purchase Agreement, as amended, and related agreements. In addition, we also issued to Laurus, as part of the financing transaction and for no separate or additional consideration, (a) a twenty-year option to purchase 30,395,179 shares of our stock at a purchase price of $.0001 per share and (b) a seven-year common stock purchase warrant to purchase 13,750,000 shares of our common stock at a purchase price of $0.10 per share. On July 13, 2005, Laurus loaned to us an additional $350,000 on the same terms and conditions as the original secured convertible term note, and we amended and restated the Note, to be in the principal amount of $5,350,000. On September 9, 2005, Laurus loaned to us an additional $650,000 on the same terms and conditions as the original secured convertible term note, and we further amended and restated the Note to be in the principal amount of $6,000,000. On October 6, 2005, Laurus loaned to us an additional $1,350,000 on the same terms and conditions as the original secured convertible term note, and we further amended and restated the Note to be in the principal amount of $7,350,000. The replacement note was repayable monthly at the rate of $229,787 plus accrued but unpaid interest, as of January 1, 2006, after giving effect to a two-month amortization deferral granted by Laurus in November 2005. We did not issue any additional options, warrants or other securities to Laurus in connection with any of the three post-June 30, 2005 additional loans.

In addition, on June 30, 2005, we issued a subordinated secured promissory note to Spotless in the principal amount of $500,000. Concurrently, Spotless surrendered its remaining 45,865,143 shares to us.

Additionally, on June 30, 2005, we issued (i) an option exercisable at $.09 per share to Mr. O’Reilly to purchase 15,469,964 shares of our common stock and (ii) ten-year options exercisable at $.09 per share to our series A convertible preferred stock stockholders, including Dr. Kevin J. Phillips, one of our directors, to purchase an aggregate of 500,000 shares of our common stock in consideration for their agreement to:

•
propose and vote in favor of an amendment to our certificate of incorporation in order to accommodate the full issuance of the shares of our common stock underlying the Note and the option and warrant the company issued to Laurus;

•
postpone their right, upon six months’ notice after February 2007, to require us to redeem their series A convertible preferred stock, until the earlier of six months after the repayment of the Note or June 30, 2010;

•	defer receipt of dividend payments on the series A convertible preferred stock due after June 30, 2005, until the earlier of six months after the repayment of the Note or June 30, 2010; and

•	forbear from appointing a second director until the earlier of (a) June 30, 2008 or (b) the repayment in full of the secured convertible term note that we have issued to Laurus.

The proceeds we received in connection with the financing transaction and subsequent borrowings from Laurus were used to pay the amounts set forth below to the persons or for the purposes set forth below:

Spotless Debt

• Former majority stockholder and senior secured lender (Spotless), consisting of approximately $2,650,000 in settlement of the principal and $100,000 in interest	$2,750,000

Transaction Expenses

• Laurus transaction fee	1,750,000
• Laurus Capital Management, LLC management and due diligence fees	262,900
• Loeb & Loeb escrow fee	2,000
• Insurance premiums	37,500
• Legal fees	146,773
• Special committee and advisor fees	61,136
• Payments to series A preferred stockholders	35,000

Sub-total	2,295,309

Other Payments

• Audit fees	50,000
• Insurance premiums	276,711
• Initial Hurricane Katrina mobilization costs	238,173
• Working capital	1,739,807

Sub-total	2,304,691

Total	$7,350,000

On September 29, 2006, we entered into an omnibus amendment with Laurus and amended and restated the Note. Effective January 1, 2007, we are obligated to pay $100,000 per month on the first day of each month, applied first to interest and then to principal. The omnibus amendment and Note improved for us certain terms of the original agreements between the parties and eliminated the authorized share deficiency that caused the necessity of applying derivative liability accounting. In connection with the omnibus amendment, we issued Laurus an option to purchase 11,145,000 shares of common stock at a nominal exercise price.

On May 24, 2005, our board of directors granted a non-plan ten-year option exercisable at $.06 per share to Anthony P. Towell to purchase 250,000 shares of common stock in connection with his service on our then-existing special committee. Mr. Towell would only be required to pay cash to us, if at all, in connection with exercising the option prior to expiration.

On May 24, 2005, our board of directors granted a non-plan five-year options exercisable at $.01 per share and $.1875 per share to Michael O’Reilly to purchase 2,000,000 and 250,000 shares of common stock, respectively, in an effort to continue incentivizing him in his capacity as our president and chief executive officer. Mr. O’Reilly would be required to pay cash to us, if at all, in connection with exercising the option prior to expiration.

On December 6, 2004, our board of directors granted a ten-year options exercisable at $.035 per share to each of Anthony P. Towell and Dr. Kevin J. Phillips to purchase 100,000 shares of common stock under our 2001 Equity Incentive Plan in connection with their service as our directors. Mr. Towell and Dr. Phillips would only be required to pay cash to us, if at all, in connection with exercising their options prior to expiration.

All of the securities were sold in private offerings pursuant to exemptions from registration under Section 4(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules

(a) Certain of the following exhibits have been previously filed with the Securities and Exchange Commission and are incorporated herein by reference from the documents described in the footnotes below.

Number	Description

3.1
Amended and Restated Certificate of Incorporation of Windswept filed with the Delaware Secretary of State on March 3, 1995 (Incorporated by reference to Exhibit 3.1 of Windswept’s Registration Statement on Form S-1/A filed with the SEC on February 3, 2006).

3.2
Certificate of Designations of Series A Convertible Preferred Stock filed with the Delaware Secretary of State on February 28, 1997 (Incorporated by reference to Exhibit 3.2 of Windswept’s Registration Statement on Form S-1/A filed with the SEC on February 3, 2006).

3.3
Certificate of Amendment to the Certificate of Incorporation of Windswept filed with the Delaware Secretary of State on March 20, 1997 (Incorporated by reference to Exhibit 3.04 of the Company’s Annual Report on Form 10-KSB (Date of Report: April 30, 1997) filed with the SEC on October 3, 1997).

3.4
Certificate of Designations of Series B Preferred Stock (Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K (Date of Report: October 29, 1999) filed with the SEC on November 12, 1999).

3.5
Certificate of Amendment to the Certificate of Incorporation of Windswept filed with the Delaware Secretary of State on September 18, 2000 (Incorporated by reference to Exhibit 3.5 of Windswept’s Registration Statement in Form S-1/A filed with the SEC on February 3, 2006).

3.6
Certificate of Amendment to the Certificate of Incorporation of Windswept filed with the Delaware Secretary of State on March 15, 2001 (Incorporated by reference to Exhibit 3.6 of Windswept’s Registration Statement on Form S-1/A filed with the SEC on February 3, 2006).

3.7	By-laws of Windswept. (Incorporated by reference to Exhibit 3.3 of the Company’s Registration Statement (No. 33-14370 N.Y.) filed with the SEC on June 1, 1987).

4.1
Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.01 of Windswept’s Annual Report on Form 10-KSB for the fiscal year ended April 30, 1998, filed with the SEC on August 13, 1998).

5.1	Opinion of Moomjian, Waite, Wactlar & Coleman, LLP

10.1
Option Certificate for 2,000,000 stock options issued to Michael O’Reilly. (Incorporated by reference to Exhibit 4.05 of Windswept’s Annual Report on Form 10-KSB for the fiscal year ended April 30, 1997, filed with the SEC on October 3, 1997).

10.2	1997 Incentive Plan. (Incorporated by reference to Exhibit 4.1 of Windswept’s Registration Statement on Form S-8 (No. 333-22491) filed with the SEC on February 27, 1997).

10.3	1998 Stock Incentive Plan. (Incorporated by reference to Exhibit 4.1 of Windswept’s Registration Statement on Form S-8 (No. 333-61905) filed with the SEC on August 20, 1998).

10.4	2001 Equity Incentive Plan. (Incorporated by reference to Exhibit 10.1 of Windswept’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2001, filed with the SEC on March 19, 2001).

10.5
Employment Agreement, dated June 30, 2005, between Windswept and Michael O’Reilly. (Incorporated by reference to Exhibit 10.15 of Windswept’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.6
Option to purchase 15,464,964 shares of common stock dated June 30, 2005, issued by Windswept to Michael O'Reilly. (Incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.7
Option to purchase 2,000,000 shares of common stock dated May 24, 2005, issued by Windswept to Michael O’Reilly (Incorporated by reference to Exhibit 10.8 of Windswept’s Annual Report on Form 10-K for the fiscal year ended June 28, 2005, filed with the SEC on October 3, 2005).

10.8
Option to purchase 250,000 shares of common stock dated May 24, 2005, issued by Windswept to Michael O’Reilly (Incorporated by reference to Exhibit 10.9 of Windswept’s Annual Report on Form 10-K for the fiscal year ended June 28, 2005, filed with the SEC on October 3, 2005).

10.9
Option to purchase 250,000 shares of common stock dated May 24, 2005, issued by Windswept to Tony Towell (Incorporated by reference to Exhibit 10.10 of Windswept’s Annual Report on Form 10-K for the fiscal year ended June 28, 2005, filed with the SEC on October 3, 2005).

10.10
Option to purchase 100,000 shares of common stock dated December 6, 2004, issued by Windswept to Tony Towell (Incorporated by reference to Exhibit 10.11 of Windswept’s Annual Report on Form 10-K for the fiscal year ended June 28, 2005, filed with the SEC on October 3, 2005).

10.11
Stock Option Agreement dated October 29, 1999 between the Company and Michael O’Reilly. (Incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K (Date of Report: October 29, 1999) filed with the SEC on November 12, 1999).

10.12
Stock Option Agreement dated October 29, 1999 between the Company and Michael O’Reilly relating to options vesting upon exercise of the convertible note. (Incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (Date of Report: October 29, 1999) filed with the SEC on November 12, 1999).

10.13
Option to purchase 100,000 shares dated December 6, 2004, issued by Windswept to Dr. Kevin Phillips (Incorporated by reference to Exhibit 10.14 of Windswept’s Annual Report on Form 10-K for the fiscal year ended June 28, 2005, filed with the SEC on October 3, 2005).

10.14
Account Receivable Finance Agreement, dated February 5, 2004, by and among the Company, Trade-Winds Environmental Restoration, Inc. and Spotless Plastics (USA) Inc. (Incorporated by reference to Exhibit 10.1 of the Company’s Quarter Report on Form 10-Q for the quarter ended December 30, 2003, filed with the SEC on February 10, 2004).

10.15
Amendment No. 1 to the Account Receivable Finance Agreement, dated June 30, 2005, by and among Windswept, Trade-Winds and Spotless. (Incorporated by reference to Exhibit 10.19 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.16
Securities Purchase Agreement, dated June 30, 2005, by and between Windswept and Laurus. (Incorporated by reference to Exhibit 10.1 of Windswept’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.17
Funds Escrow Agreement, dated June 30, 2005, by and among Windswept, Laurus and Loeb & Loeb LLP, as escrow agent. (Incorporated by reference to Exhibit 10.24 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.18
Option, dated June 30, 2005, issued by Windswept to Laurus. (Incorporated by reference to Exhibit 10.3 of Windswept’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.19
Common Stock Purchase Warrant, dated June 30, 2005, issued by Windswept to Laurus. (Incorporated by reference to Exhibit 10.4 of Windswept’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.20
Master Security Agreement, dated June 30, 2005, by and among Windswept, Trade-Winds Environmental Restoration Inc. (“Trade-Winds”), North Atlantic Laboratories, Inc. (“North Atlantic”) and Laurus. (Incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.21
Option to purchase 250,000 shares of common stock, dated June 30, 2005, issued by Windswept to Dr. Kevin Phillips. (Incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.22
Option to purchase 250,000 shares of common stock, dated June 30, 2005, issued by Windswept to Gary Molnar. (Incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.23
Forebearance and Deferral Agreement, dated June 30, 2005, by and among Windswept, Michael O’Reilly, the Series A Convertible Preferred Stockholders and Laurus. (Incorporated by reference to Exhibit 10.9 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.24
Bonding Support Letter from Michael O’Reilly to Windswept and Laurus. (Incorporated by reference to Exhibit 10.11 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.25
Registration Rights Agreement, dated June 30, 2005, by and between Windswept and Laurus. (Incorporated by reference to Exhibit 10.12 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.26
Stock Pledge Agreement, dated June 30, 2005, by and among Windswept, Trade-Winds, North Atlantic and Laurus. (Incorporated by reference to Exhibit 10.13 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.27
Subsidiary Guaranty, dated the June 30, 2005, from Trade-Winds and North Atlantic to Laurus Registration Rights Agreement, dated June 30, 2005, by and between Windswept and Laurus. (Incorporated by reference to Exhibit 10.14 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.28
Secured Promissory Note, dated June 30, 2005, issued by Windswept to Spotless in the principal amount of $500,000. (Incorporated by reference to Exhibit 10.25 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.29
Security Agreement, dated June 30, 2005, between North Atlantic and Spotless. (Incorporated by reference to Exhibit 10.18 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.30
Security Agreement, dated June 30, 2005, between Windswept and Spotless Plastics (USA) Inc. (Incorporated by reference to Exhibit 10.16 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.31
Security Agreement, dated June 30, 2005, between Trade-Winds and Spotless. (Incorporated by reference to Exhibit 10.17 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.32
Subordination Agreement, dated June 30, 2005, by and between Spotless and Laurus, acknowledged by Windswept. (Incorporated by reference to Exhibit 10.26 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.33
Account Receivable Sale Agreement, dated June 30, 2005, by and among Spotless, Windswept and TradeWinds. (Incorporated by reference to Exhibit 10.27 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.34
Termination Agreement, dated June 30, 2005, by and between Trade-Winds and Spotless. (Incorporated by reference to Exhibit 10.20 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.35
Termination Agreement, dated June 30, 2005, by and between North Atlantic and Spotless. (Incorporated by reference to Exhibit 10.21 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.36
Termination Agreement, dated June 30, 2005, by and between Windswept and Spotless. (Incorporated by reference to Exhibit 10.22 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.37
Release, dated June 30, 2005, by and among Windswept, Spotless, Peter Wilson, John Bongiorno, Ronald Evans, Charles L. Kelly, Jr., Brian Blythe and Joseph Murphy. (Incorporated by reference to Exhibit 10.23 of the Company’s Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

10.38
Lease Agreement dated September 2, 2005 between Trade-Winds and Alberta Bentily. (Incorporated by reference to Exhibit 10.01 of Windswept’s Current Report on Form 8-K (Date of Report: September 1, 2005) filed with the SEC on September 8, 2005).

10.39
Amendment and Deferral Agreement, dated November 10, 2005, by and between Windswept and Laurus (Incorporated by reference to Exhibit 10.1 of Windswept’s Current Report on Form 8-K (Date of Report: November 10, 2005) filed with the SEC on November 14, 2005).

10.40
Amendment and Fee Waiver Agreement, dated as of November 23, 2005, by and between Windswept and Laurus (Incorporated by reference to Exhibit 10.01 of Windswept’s Current Report on Form 8-K/A (Date of Report: November 23, 2005) filed with the SEC on January 17, 2006).

10.41
Amendment and Fee Waiver Agreement, dated as of January 13, 2006, by and between Windswept and Laurus (Incorporated by reference on Exhibit 10.01 of Windswept’s Current Report on Form 8-K (Date of Report: January 13, 2006) filed with the SEC on January 17, 2006).

10.42
Amendment and Fee Waiver Agreement, dated as of February 28, 2006, by and between Windswept and Laurus (Incorporated by reference to Exhibit 10.01 of Windswept’s Current Report on Form 8-K (Date of Report: February 28, 2006) filed with the SEC on March 2, 2006).

10.43
Amendment and Fee Waiver Agreement, dated as of March 20, 2006, by and between Windswept and Laurus (Incorporated by reference to Exhibit 10.01 of Windswept’s Current Report on Form 8-K (Date of Report: March 20, 2006) filed with the SEC on March 22, 2006).

10.44
Amendment No. 1 to Employment Agreement, effective as of March 13, 2006, between Windswept and Michael O’Reilly. (Incorporated by reference to Exhibit 10.1 of Windswept’s Current Report on Form 8-K/A (Date of Report: April 13, 2006) filed with the SEC on April 17, 2006.

10.45
Amendment and Fee Waiver Agreement, dated May 11, 2006, by and between Windswept and Laurus (Incorporated by reference to Exhibit 10.1 of Windswept’s Current Report on Form 8-K (Date of Report: May 11, 2006) filed with the SEC on May 17, 2006).

10.46
Amendment and Fee Waiver Agreement, dated June 12, 2006, by and between Windswept and Laurus (Incorporated by reference to Exhibit 10.1 of Windswept’s Current Report on Form 8-K (Date of Report: June 12, 2006) filed with the SEC on June 13, 2006).

10.47
Amendment and Fee Waiver Agreement, dated June 30, 2006, by and between Windswept and Laurus (Incorporated by reference to Exhibit 10.1 of Windswept’s Current Report on Form 8-K (Date of Report: June 30, 2006) filed with the SEC on July 6, 2006).

10.48
Amendment and Fee Waiver Agreement, dated July 21, 2006, by and between Windswept and Laurus (Incorporated by reference to Exhibit 10.1 of Windswept’s Current Report on Form 8-K (Date of Report: July 21, 2006) filed with the SEC on July 25, 2006).

10.49
Amendment and Fee Waiver Agreement, dated August 25, 2006, by and between Windswept and Laurus (Incorporated by reference to Exhibit 10.1 of Windswept’s Current Report on Form 8-K (Date of Report: August 25, 2006) filed with the SEC on August 30, 2006).

10.50
Omnibus Amendment, dated September 29, 2006, between Windswept and Laurus (Incorporated by reference to Exhibit 10.1 of Windswept’s Current Report on Form 8-K (Date of Report: September 29, 2006) filed with the SEC on October 5, 2006).

10.51
Amended and Restated Secured Convertible Term Note, dated September 29, 2006, issued by the Company to Laurus (Incorporated by reference to Exhibit 10.2 of Windswept’s Current Report on Form 8-K (Date of Report: September 29, 2006) filed with the SEC on October 5, 2006).

10.52
Option, dated September 29, 2006, to purchase 11,145,000 shares of common stock issued by Windswept to Laurus (Incorporated by reference to Exhibit 10.3 of Windswept’s Current Report on Form 8-K (Date of Report: September 29, 2006) filed with the SEC on October 5, 2006).

21.1	Subsidiaries of the Company. (Incorporated by reference to Exhibit 21.1 of Windswept’s Annual Report on Form 10-K filed with the SEC on November 14, 2006).

23.1	Consent Moomjian, Waite, Wactlar & Coleman, LLP (included in legal opinion filed as Exhibit 5.1).

23.2	Consent of Holtz Rubenstein Reminick LLP.

23.3	Consent of Deloitte & Touche LLP.

23.4	Consent of Massella & Associates, CPA, PLLC.

24.1	Power of Attorney (included on signature page hereto).

Item 17. Undertakings

(a) Pursuant to Item 512 of Regulation S-K, the undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A ((§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bay Shore, State of New York, on this 13th day of December, 2006.

WINDSWEPT ENVIRONMENTAL GROUP, INC.

By:	/s/ Michael O’Reilly
Michael O’Reilly Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Michael O’Reilly, with full power of substitution, his/her true and lawful attorney-in-fact and agent to do any and all acts and things in his/her name and on his/her behalf in his/her capacities indicated below which he may deem necessary or advisable to enable Windswept Environmental Group, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for him/her in his/her name in the capacities stated below, any and all amendments (including post-effective amendments) thereto, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in such connection, as fully to all intents and purposes as we might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name:	Title:	Date:

/s/ Michael O’Reilly
Michael O’Reilly	Chief Executive Officer and Director	December 13, 2006
(Principal Executive Officer)

/s/ Arthur J. Wasserspring
Arthur J. Wasserspring	Chief Financial Officer	December 13, 2006
(Principal Accounting and Financial Officer)

/s/ Kevin J. Phillips
Dr. Kevin J. Phillips	Director	December 13, 2006

/s/ Anthony P. Towell
Anthony P. Towell	Director	December 13, 2006